SECURED SERVICES, INC
                      11490 Commerce Park Drive, Suite 240
                             Reston, Virginia 20191
                                 (888) 445-4432

                                                                 January 9, 2006


VIA FACSIMILE TRANSMISSION AND EDGAR

Ms. Rebekah Toton
Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 4561
450 Fifth Avenue, N.W.
Washington, D.C. 20549

         RE:      SECURED SERVICES, INC. (THE "REGISTRANT")
                  REGISTRATION NO. 333-127003 ON FORM SB-2

Dear Ms. Toton:

         In connection with the above referenced Registration Statement, the Registrant hereby requests acceleration of effectiveness to 9:30 a.m. Eastern Time, on January 11, 2006, or as soon thereafter as practicable.

         We hereby acknowledge that:

         Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

         The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

         The Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                             Very truly yours
                             SECURED SERVICES, INC.



                             by: /s/ Robert Skinner
                                 -----------------------------------------------
                                 Robert Skinner
                                 President and Chief Executive Officer